FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                        For the month of April, 2008
                                09 April, 2008



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Director Declaration released on 09 April, 2008



                       British Sky Broadcasting Group plc
                                (the "Company")

The following details are provided pursuant to the requirements of Listing Rule 9.6.13R further to the announcement made on 7 April 2008 relating to the appointment of Andrew Griffith as Chief Financial Officer and Danny Rimer as an Independent Non-Executive Director of the Company.

In accordance with paragraph 9.6.13R (1) of the Listing Rules, Andrew Griffith has advised that since 23 January 2007 he has been a director of 365 Media Group plc, a company which was listed on AIM until 20 February 2007.

In accordance with paragraphs 9.6.13R (2) to (6) of the Listing Rules, Andrew Griffith has advised that he has no details to disclose.

In accordance with paragraphs 9.6.13R (1) to (6) of the Listing Rules, Danny Rimer has advised that he has no details to disclose.

Enquiries:

Alex Jones
Assistant Company Secretary
Telephone: +44 (0)20 7705 3081

9 April 2008



SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 09 April, 2008                     By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary